                                                                     EXHIBIT 8.1





                               October 15, 1998


Board of Directors
ComFed, M. H. C.
Community Savings Bankshares, Inc. (Federal)
Community Savings Bankshares, Inc. (Delaware)
Community Savings, F. A.
660 U. S. Highway One
North Palm Beach, Florida 33408

Gentlemen:

     You have asked that we provide you our opinion in regard to certain federal income tax matters relating to the Plan of Conversion, as amended, of ComFed, M. H .C. and the Agreement and Plan of Reorganization (the "Plan") between ComFed, M. H. C., Community Savings Bankshares, Inc. (a federal corporation), Community Savings Bankshares, Inc. (a Delaware corporation) and Community Savings, F. A. dated as of July 28, 1998, as amended as of August 13, 1998 and October 14, 1998.

     We have examined the Plan and certain other documents as we deemed necessary in order to provide our opinions. Unless otherwise defined, all terms used in this letter have the meanings given to them in the Plan.

     In our examination, we assumed that original documents were authentic, copies were accurate and signatures were genuine. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined. In rendering our opinion, we have relied upon certain written representations of Community Savings, F.A. (the "Association") and ComFed, M. H. C. (the "Mutual Holding Company") (collectively referred to herein as the "Representations") which are attached hereto.

     We assumed that the Plan has been duly and validly authorized and approved and adopted and that all parties will comply with the terms and conditions of the Plan, and that the various representations and warranties which have been provided to use are accurate, complete, true and


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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 2


correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws.

     In issuing the opinions set forth below, we have referred solely to existing provisions of (1) the Internal Revenue Code of 1986, as amended ("Code"), and existing and proposed Treasury Regulations thereunder; and (2) current administrative rulings, notices and procedures and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change after the date hereof.

     There can be no assurance that our opinions would be adopted by the Internal Revenue Service (the "Service") or a court. The outcome of litigation cannot be predicted. We have, however, attempted in good faith to opine as to the merits of each tax issue with respect to which an opinion was requested.

                               STATEMENT OF FACTS

     On October 24, 1994, Community Savings, F. A. a federally chartered mutual savings association, was reorganized into the mutual holding company form of organization and consummated a sale of stock to its members. To accomplish this transaction, the Association organized a federally chartered, stock savings association as a wholly owned subsidiary. The mutual Association then transferred substantially all of its assets and liabilities to the stock Association in exchange for 2,620,144 shares of Association common stock, $1.00 par value per share ("Association Common Stock"), and reorganized itself into a federally chartered mutual holding company known as ComFed, M. H. C. and sold 2,379,856 shares of Association Common Stock to directors, employees and members of the Association. On September 30, 1997, the Association completed a reorganization in which the Association became a wholly owned subsidiary of a federally chartered stock middle tier holding company known as "Community Savings Bankshares, Inc." ("Mid-Tier Holding Company") pursuant to an Agreement and Plan of Reorganization dated as of March 27, 1997. Shareholders of the Association (including the Mutual Holding Company) became, as a result of the reorganization, shareholders of the Mid-Tier Holding Company. As of August 13, 1998, the Mutual Holding Company and the Public Shareholders owned an aggregate of 51.34% and 48.66% respectively, of the outstanding Mid-Tier Holding Company common stock, $1.00 par value per share ("Mid-Tier Holding Company Common Stock").





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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 3



     The Boards of Directors of the Mutual Holding Company and the Mid-Tier Holding Company believe that a conversion of the Mutual Holding Company to stock form pursuant to the Plan is the best interest of the Mutual Holding Company and the Association, as well as the best interests of the Mutual Holding Company, the Mid-Tier Holding Company and the Association, as well as their respective Members and Public Shareholders. The Boards of Directors determined that this Plan equitably provides for the interests of Members of the Mutual Holding Company through the granting of subscription rights and the establishment of a liquidation account. The Conversion will result in the raising of additional capital and is designed to enable the Association to compete more effectively in a market which is undergoing consolidation. In addition, the Boards of Directors believe that the Conversion is important to the future growth and performance of the holding company structure by enhancing their future access to capital markets, ability to diversify into other financial services related activities and the ability to provide services to the public.

     For valid business reasons, the present corporate structure of the Mutual Holding Company and the Association will be changed pursuant to the following proposed transactions:

     (i) Mid-Tier Holding Company will convert from a federally chartered stock holding company into an interim federal stock savings association ("Interim Holding") and the Mutual Holding Company will convert from a mutual form to a federal interim stock savings association ("Interim MHC").

     (ii) Interim Holding will merge into Association with the Association being the surviving corporation ("Merger 1").

     (iii) Immediately after Merger 1, Interim MHC will merge with and into the Association, with the Association being the surviving corporation ("Merger 2"). The Association stock which was previously held by the Mutual Holding Company will be extinguished. Eligible members of the Mutual Holding Company as of certain specified dates set forth in the Plan will be granted interests in a liquidation account to be established by the Association (referred to herein as "Association Liquidation Account").

     The initial balance of the Association Liquidation Account will be equal to the amount of dividends from Association Common Stock waived by Mutual Holding Company plus the greater of: (i) 100% of the retained earnings of the Association as of March 31, 1994, or (ii) 51.34% of the Mid-Tier Holding Company's total shareholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus to be utilized in the Mutual Holding Company's mutual-to-stock Conversion.






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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 4



     (iv) The Association will form a Delaware corporation as a new, wholly owned, first tier subsidiary (the "Holding Company"), which will become a new holding company.

     (v) The Holding Company will form an interim corporation ("Interim") as a new, wholly owned first tier subsidiary that is a federally chartered interim stock savings association.

     (vi) Immediately following Merger 2, Interim will merge with and into the Association, with the Association being the surviving entity ("Merger 3"). Merger 1, Merger 2 and Merger 3 will be completed in accordance with applicable federal laws. As a result of Merger 3, the Association Common Stock deemed held by the Public Shareholders will be converted into the Holding Company Common Stock, $1.00 par value per share ("Holding Company Common Stock") based upon an exchange ratio which ensures that the Public Shareholders will own, in the aggregate, approximately the same percentage of the Holding Company Common Stock outstanding upon completion of the Conversion and Reorganization (as adjusted to reflect excess dividends previously waived by the Mutual Holding Company) as the percentage of Mid-Tier Holding Company Common Stock owned by them in the aggregate immediately prior to the consummation of the Conversion and Reorganization, before giving effect to: (a) cash paid in lieu of fractional shares, and (b) any shares of the Holding Company Common Stock purchased by Public Shareholders in the Conversion; in addition, the shares of Interim will be converted into shares of Association stock.

     (vii) Simultaneously with the consummation of Merger 3, the Holding Company will sell additional shares of the Holding Company Common Stock, with priority subscription rights granted to certain members of the Mutual Holding Company at specified dates and to tax qualified employee benefit plans, directors and employees of the Association.

                              ANALYSIS AND OPINION

     Section 354 of the Code provides that no gain or loss shall be recognized by shareholders who exchange common stock in a corporation, which is a party to a reorganization, solely for common stock in another corporation which is a party to the reorganization. Section 356 of the Code provides that shareholders shall recognize gain to the extent they receive money as part of a reorganization, such as money received in lieu of fractional shares. Section 358 of the Code provides that, with certain adjustments for money received in a reorganization shall equal the basis of the common stock which he or she surrendered in the transaction. Section 1223 (i) states that, where a shareholder receives property in an exchange which as the same basis as the property surrendered, he or she shall be deemed to have held the property received for the same period as the property exchanged, provided that the property exchanged had been held as a capital asset.





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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 5



     Section 361 of the Code provides that no gain or loss shall be recognized to a corporation which is a party to a reorganization on any transfer of property pursuant to a plan of reorganization. Section 362 of the Code provides that if property is acquired by a corporation in connection with a reorganization, then the basis of such property shall be same as it would be in the hands of the transferor immediately prior to the transfer. Section 1228(2) of the Code states that where a corporation will have a carryover basis in property received from another corporation which is a party to a reorganization, the holding period of such assets in the hands of the acquiring corporation shall include the period for which such assets were held by the transferor, provided that the property transferred had been held as a capital asset. Section 1032 of the Code states that no gain or loss shall be recognized to a corporation on the receipt of property in exchange for common stock.

     Section 368(a)(1)(F) of the Code provides that a mere change in identity, form, or place or organization, however effected, is a reorganization. When the Mutual Holding Company converts itself from a federal mutual holding company to a federal interim stock savings association, the changes at the corporate level will be insubstantial. Similarly, when the Mid-Tier Holding Company adopts a federal charter and converts itself to a federal stock savings association, the changes at the corporate level will be insubstantial. In addition, Rev. Rul. 80-105 provides that the conversion of a federal mutual savings and loan association to a state or federal stock savings and loan association, and the conversion of a state-charted mutual savings and loan association to a stock savings and loan association in the same state are reorganizations under Code
Section 368(a)(1)(F). Therefore, the change in the form of operation of the Mutual Holding Company and the Mid-Tier Holding Company should constitute reorganizations within the meaning of Section 368(a)(1)(F) of the Code.

     Section 368(a)(1)(A) of the Code defines the term "reorganization" to include a "statutory merger or consolidation" of corporations. Section 368(a)(2)(E) of the Code provides that a transaction otherwise qualifying as a merger under Section 368(a)(1)(A), shall not be disqualified by reason of the fact that common stock of a corporation which before the merger was in control of the merged corporation, is used in the transaction if (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and the properties of the merged corporation; and (ii) former shareholders of the surviving corporation exchanged, for an amount of voting common stock of the controlling corporation, an amount of common stock in the surviving corporation which constitutes control of such corporation.

     In order to qualify as a reorganization under Section 368(a)(1)(A), a transaction must constitute a merger or consolidation effected pursuant to the corporation laws of the United States or a state. Merger 1, Merger 2 and Merger 3 will be consummated in accordance with applicable federal laws.




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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 6



     In addition, a transaction qualifying as a reorganization under Section 368(a)(1)(A) of the Code must satisfy the "continuity of interest doctrine" which requires that the continuing common stock interest of the former owners of an acquired corporation, considered in the aggregate, represents a "substantial part" of the value of their former interest and provides them with a "definite and substantial interest" in the affairs of the acquiring corporation or a corporation in control of the acquiring corporation. Helvering v. Minnesota Tea Co., 296 U.S., 378 (1935) Southwest Natural Gas Co. v. Comm'r., 189 F.2d 332 (5th Cir. 1951). cert. denied 342 U.S. 860 (1951).

     As a result of Merger 1, the shareholders of the Mid-Tier Holding Company receive an interest in the Association which will subsequently be converted into an interest in the Holding Company. Consequently, the continuity of interest doctrine should be satisfied with regard to Merger 1.

     With regard to Merger 2, the Mutual Holding Company, as a federally chartered mutual holding company, does not have shareholders and has no authority to issue capital stock. Instead, the Mutual Holding Company has Members who are accorded a variety of proprietary rights such as voting rights and certain rights in the unlikely event of liquidation. Prior to Merger 2, certain depositors in the Association have both a deposit account in the institution and a pro rata inchoate proprietary interest in the net worth of the Mutual Holding Company based upon the balance in his or her deposit account in the Association, interest which may only be realized in the event of a liquidation of the Mutual Holding Company. However, this inchoate proprietary interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his or her deposit account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

     In accordance with the Plan, the Members will receive interests in the Association Liquidation Account at the Association and continue their inchoate proprietary interests in the Association following Merger 2. Although the Association Liquidation Account at the Association would not allow the Members the right to vote or the right to pro rata distributions of earnings, they would be entitled to share in the distribution of assets upon the liquidation of the Association following Merger 2. The Members' liquidation interests in the Association are substantially similar to their current ownership interest in the Mutual Holding Company (a liquidation interest) in the Mutual Holding Company. Because the Members are not in effect "cashing out" their inchoate proprietary interest in the Mutual Holding Company, they would continue to maintain an inchoate proprietary interest in the Association upon the consummation of Merger
2. Such payments to be received as interest in the liquidation account at the Association are not guaranteed and can only be received by Members who continue to maintain deposit accounts in the Association following

Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 7


Merger 2. Therefore, it would seem that the exchange of the Members' equity interests in the Mutual Holding Company for liquidation account interests should not violate the continuity of interest requirement of Section 1.368-1(b) of the Treasury Regulations. In addition, in PLR 9510044, the Service held on facts which are identical to those of Merger 2, as described above, that the continuity of interest doctrine was satisfied. Although a private letter ruling cannot be cited as precedent, it is illustrative of the Service's position on an issue.

     As a result of Merger 3, the Shareholders of the Association will receive a continuing interest in the Holding Company, the sole shareholder of the Association. Consequently, the continuity of interest doctrine should be satisfied with regard to Merger 3.

     One of the requirements of Section 368(a)(2)(E) of the Code is that subsequent to the transaction, the corporation surviving the merger must hold substantially all of its properties and the properties of the merged corporation. The Association has represented in the Representations that, following Merger 3, it will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets, and at least 90% of the fair market value of Interim's gross assets held immediately prior to Merger 3. Based upon the representations, the Association will clearly satisfy this requirement of Code Section 368(a)(2)(E).

     Pursuant to Code Section 368(a)(2)(E), the Holding Company must also acquire control of the Association in Merger 3. Control is defined as at least 80% of the total combined voting power of all classes of stock entitled to vote, and at least 80% if the total number of shares. Subsequent to Merger 3, the Holding Company will hold all of the Association stock. However, there is an issue as to whether the liquidation account at the Association must be taken into account for the purposes of the "control" test. If the liquidation account at the Association is to be included in determining whether the Holding Company acquired control of the Association in Merger 3, it would be necessary to recognize such interest as another class of Association stock. Although the liquidation account may be compared to the equity interests held by members of the Mutual Holding Company, which afforded members an equity/ownership interest in the Mutual Holding Company, these interests in the Association are too remote to qualify as a separate class of Association stock. Therefore, the liquidation account should be disregarded in determining whether the Holding Company acquires control of the Association in Merger 3. The Service's analysis in PLR 9510044 supports this conclusion. PLR 9510044 involved the conversion of a mutual holding company from mutual stock form and a subsequent merger of the mutual holding company into a stock savings bank with the savings bank surviving. The stock of the savings bank held by the mutual holding company was extinguished and members of the mutual holding company were granted interests in a liquidation account established at the savings bank. Subsequent thereto, the savings bank engaged in a typical reorganization under Section 368(a)(2)(E) of the Code to create a holding company





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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 8




structure identical to the structure of the Association subsequent to Merger 3. The Service held that the liquidation interests in the savings bank (as well as stock previously held by the mutual holding company in the savings bank) were to be disregarded in determining whether control of the savings bank was obtained by the holding company in accordance with Section 358(c) of the Code.

     In addition to the requirements discussed above, there is a judicially created substance over form concept often referred to as the "step transaction doctrine" which applies throughout tax law, including the corporate reorganization area. The step transaction doctrine is an extremely amorphous concept. Often, application of the doctrine hinges on whether a court finds that a particular series of transactions runs counter to a significant tax policy. Notwithstanding years of litigation and hundreds of cases, the exact contours of the step transaction doctrine, and even its proper formulation, are still the subject of intense debate. Consequently, it often will be difficult to determine with a high degree of certainty whether a series of related transactions will be stepped together in some fashion for tax purposes.

     The courts over the years have developed three distinct verbal formulations of the doctrine; (i) the binding commitment test, (ii) the end result test and
(iii) the interdependence test. While the courts nominally apply one or more of these three tests, a careful reading of the relevant cases indicates that the courts, as a preliminary matter, in deciding whether to apply the step transaction doctrine, tend to focus primarily on two key facts: intent and temporal proximity. However, case law and the Service's pronouncements indicate that there are limitations on the ability to assert the step transaction doctrine, regardless of (i) the taxpayer's intent at the time of the first transaction to engage in the later transactions, and (ii) the short period of time that elapses between the transactions.

     Case law and the Service's pronouncements indicate that if two or more transactions carried out pursuant to an overall plan have economic significance independent of each other, the transactions generally will not be stepped together. The Service's most significant pronouncement regarding independent economic significance is Rev. Rul. 79-250. In the ruling, the Service asserted that:

          the substance of each of a series of steps will be recognized and the step transaction doctrine will not apply, if each such step demonstrates independent economic significance, is not subject to attack as a sham, and was undertaken for valid business purposes and not mere avoidance of taxes.




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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 9




     The parties to Merger 2 maintain a separate and distinct business purpose for consummating Merger 2 (e.g., allowing for the conversion of the Mutual Holding Company from mutual to stock form). Immediately after the consummation of Merger 2, the Association will no longer be controlled by the Mutual Holding Company but will instead be controlled by its Public Shareholders. The facts indicate that the merger of Mutual Holding Company with and into the Association will result in a real and substantial change in the form ownership of the Association that is sufficient to conclude that Merger 2 comports with the underlying purposes and assumptions of a reorganization under Section 368(a)(1)(A) of the Code.

     In addition, we believe that, because the various steps contemplated by the Plan were necessitated by the requirements of the Office of Thrift Supervision, each of Merger 1, Merger 2 and Merger 3 has a business purpose and independent significance and, as a result, the step transaction should not be applied to this transaction. However, our opinion is not binding upon the Service, and there can be no assurance that the Service will not assert a contradictory position. Revenue Ruling 72-405 involved Corporation X which formed a wholly owned subsidiary, merged an unrelated Corporation Y into the subsidiary and then liquidated the subsidiary. The Service held that the overall plan for the transactions was the acquisition of Corporation Y assets by Corporation X and that the transitory existence of the subsidiary did not have independent economic significance. As a result, the step transaction doctrine was applied, the transitory existence of the subsidiary was ignored and the transaction was treated as a direct acquisition of Corporation Y assets by Corporation X.

     It is possible that the Service could assert, based upon reasoning similar to that which was applied in Revenue Rule 72-405, that the overall plan of the transactions contemplated by the Plan is the maintenance of the Association's holding company structure and the merger of the Mutual Holding Company into the Association and that, as a result, the step transaction doctrine should be applied and the transitory elimination of the holding company structure in Merger 1 and re-creation of the holding company structure in Merger 3 should be ignored for tax purposes. If the Service were successful with such an assertion, the transaction would be treated as a direct merger of the Mutual Holding Company into the Association which may not qualify as a tax-free reorganization resulting in taxable gain to the parties to the transaction.

     The Service is currently reviewing the question of whether certain downstream mergers of a parent corporation into its subsidiary or inversion transactions, where a parent and its subsidiary reverse positions, which otherwise qualify for tax-free treatment nevertheless should be treated as taxable transactions because they circumvent the repeal of the "General Utilities doctrine." We do not believe that the transactions undertaken pursuant to the Plan constitute the type of transactions which circumvent the "General Utilities doctrine."

Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 10


     Based upon the forgoing, and assuming Merger 1, Merger 2 and Merger 3 are consummated as described herein and in the Plan, we are of the opinion that:

     1. The change in the form of operation of the Mutual Holding Company to a federal interim stock savings association and the change in the form of the operation of the Mid-Tier Holding Company to a federal interim stock savings association constitute reorganizations under Section 368(a)(1)(F) of the Code and Merger 1 and Merger 2 each qualify as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. The Mutual Holding Company, the Mid-Tier Holding Company and the Association will be a party to a "reorganization" as defined in Section 368(B) of the Code.

     2. Interim MHC and Interim Holding will recognize no gain or loss pursuant to Merger 1 and Merger 2.

     3. No gain or loss will be recognized by the Association upon the receipt of the assets of Interim Holding and Interim MHC in Merger 1 and Merger 2, respectively.

     4. Merger 3 qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Therefore, the Association, the Holding Company and Interim will each be a party to a reorganization as defined in Section 368(b) of the Code.

     5. No gain or loss will be recognized by Interim upon the transfer of its assets to the Association pursuant to Merger 3.

     6. No gain or loss will be recognized by the Association upon the receipt of the assets of Interim.

     7. No gain or loss will be recognized by the Holding Company upon the receipt of the Association stock solely in exchange for the Holding Company Common Stock.

     8. No gain or loss will be recognized by the Mid-Tier Holding Company Public Shareholders upon the receipt of the Holding Company Common Stock.

     9. The basis of the Holding Company stock to be received by the Public Shareholders will be the same as the basis of the Mid-Tier Holding Company Common Stock surrendered before giving effect to any payment of cash in lieu of fractional shares.




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Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 11




     10. The holding period of the Holding Company Common Stock to be received by the Public Shareholders will include the holding period of the Mid-Tier Holding Company Common Stock, provided that the Mid-Tier Holding Company Common Stock was held as a capital asset on the date of the exchange.

     11. No gain or loss will be recognized by the Holding Company upon the sale of the Holding Company Common Stock to investors.

     12. The Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will recognize gain, if any, upon the issuance to them of: (i) withdrawable savings accounts in the Association following the Conversion and Reorganization, (ii) the liquidation account interests at the Association, and
(iii) nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights.

     13. The tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor, and the holding period for such shares will begin on the date of exercise of the subscription rights if purchased through the exercise of subscription rights. If purchased in the Community Offering or Eligible Public Shareholders Offering, the holding period for such stock will begin on the day after the date of purchase.

     The opinions set forth above represent our conclusions as to the application of existing federal income tax law to the facts of the instant transaction. We can give no assurance that changes in such law, or in the interpretation thereof, will not affect the opinions expressed by us. Moreover, there can be no assurance that contrary positions may not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions. However, we believe that a court, if such issues were litigated, is more likely than not to concur with our opinion.

     All of the opinions set forth above are qualified to the extent that the validity or enforceability of any provision of any agreement may be subject to or affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally. We do not express any opinion as to the availability of any equitable or specific remedy upon any breach of any of the covenants, warranties or other provisions contained in any agreement. We have not examined, and we express no opinion with respect to the applicability of, or liability under, any Federal, state or local law, ordinance or regulation governing or pertaining to environmental matters, hazardous wastes, toxic substances, asbestos, or the like.

Board of Directors
ComFed, M. H. C.
October 15, 1998
Page 12




     Further, the opinions set forth above represent our conclusions based upon the documents reviewed by us and the facts presented to us. Any material amendments to such documents or changes in any significant fact would affect the opinions expressed herein.

     We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above.

                                    CONSENT


     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 ("Form S-1") to be filed by the Holding Company with the Securities and Exchange Commission, and as an exhibit to the Mutual Holding Company's Application for Conversion on the Form AC as filed with the OTS ("Form AC"), and to the references to our firm in the Prospectus which is part of both the Form S-1 and the Form AC.

                                         Very truly yours,



                                         Philip R. Bevan, a Partner